18000727

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonewall Investments Inc., dba Hanover Securirities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6410 Poplar Ave., Suite 320
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel L Banes (901) 261-5951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel L. Banes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonewall Investments Inc., dba Hanover Securirities, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

JAMIE O. DYE STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Notary Public

My Comm. Exp. 4-20-2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5 of the
Securities and Exchange Commission)

DECEMBER 31, 2017

(With Report of Independent Registered
Public Accounting Firm)

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
TABLE OF CONTENTS
DECEMBER 31, 2017

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Stonewall Investments, Inc. dba Hanover Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonewall Investments, Inc. dba Hanover Securities as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stonewall Investments, Inc. dba Hanover Securities as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stonewall Investments, Inc. dba Hanover Securities' management. Our responsibility is to express an opinion on Stonewall Investments, Inc. dba Hanover Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stonewall Investments, Inc. dba Hanover Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Stonewall Investments, Inc. dba Hanover Securities' financial statements. The supplemental information is the responsibility of Stonewall Investments, Inc. dba Hanover Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Stonewall Investments, Inc. dba Hanover Securities' auditor since 2016.

Birmingham, Alabama

February 26, 2018

STONEWALL INVESTMENTS, INC
dba HANOVER SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CASH	$	974,771
ACCOUNTS RECEIVABLES		33,642
NOTE RECEIVABLE, SHAREHOLDER		300,000
PREPAID		4,920
DEPOSIT, FINRA		442
TOTAL ASSETS	$	1,313,775

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES	$	772,656
TOTAL LIABILITIES		772,656
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		335,810
Retained earnings		204,309
Total stockholders' equity		541,119
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,313,775

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE	
Commissions	$ 2,475,586
Interest Income	1,025
Total revenue	2,476,611
OPERATING EXPENSES	
Commissions	2,097,963
Advertising	3,507
Regulatory fees	9,685
Professional fees	111,406
Interest expense	8,752
General and administrative expenses	31,524
Total operating expenses	2,262,837
NET INCOME	$ 213,774

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE AT DECEMBER 31, 2016	$ 1,000	$ 335,810	$ (9,465)	$ 327,345
Net income	-	-	213,774	213,774
BALANCE AT DECEMBER 31, 2017	$ 1,000	$ 335,810	$ 204,309	$ 541,119

See notes to the financial statements.

STONEWALL INVESTMENTS, INC
dba HANOVER SECURITIES
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$ -
INCREASES (DECREASES)	-
SUBORDINATED LIABILITIES AT END OF YEAR	$ -

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 213,774
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in accounts receivables	690
Change in deposit, Finra	155
Change in prepaids	(4,920)
Change in accrued expenses	703,380
Net cash provided by operating activities	913,079
CASH FLOWS FROM FINANCING ACTIVITIES	
Note receivable from stockholder	(300,000)
Loan to stockholder	(250,000)
Net cash used in financing activities	(550,000)
NET INCREASE IN CASH	363,079
CASH AT BEGINNING OF YEAR	611,692
CASH AT END OF YEAR	$ 974,771

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Stonewall Investments Inc. dba Hanover Securities (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's principal business activities include the execution of securities transactions for institutional and retail customers, in addition to acting as agent for the purchase and sale of government guaranteed loans. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Basis of Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced, and does not expect to experience, any losses in such accounts.

Accounting for Securities Transactions and Other Activity
Trading gains and losses, commission revenue, and related expenses are recorded on a trade-date basis. Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Taxes on Income
No provision for income taxes is recorded on the Company's general ledger as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2017, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2016. Years December 31, 2014, and subsequent remain subject to audit by taxing authorities.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Subsequent Events
The Company has evaluated subsequent events through February 28, 2018, the date which the financial statements were available to be issued.

Recently Issued Accounting Pronouncements
In May 2014, the FASB and the International Accounting Standards Board (IASB) jointly issued a comprehensive new revenue recognition standard (Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers (Topic 606))* that will supersede nearly all existing revenue recognition guidance under U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS).

The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2017. Early application is permitted only as of Annual reporting periods beginning after December 15, 2016. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its financial statements.

In August 2014, the FASB issued (Accounting Standards Update (ASU) 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern.* The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The Company adopted this ASU as of January 1, 2017. The adoption of this ASU did not have a material impact to the financial statements of the Company.

In August 2016, FASB issued (Accounting Standards Update (ASU) 2016-15), *Classification of Certain Cash Receipts and Cash Payments (Topic 230))*, which addresses eight classification issues related to the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. Entities should apply this ASU using a retrospective transition method to each period presented. Early adoption is permitted including adoption in an interim period. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2019. The Company is currently evaluating the impact the new guidance will have on its statement of cash flows.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2017, the Company had net capital of $227,896 which was $127,896 in excess of the required net capital of $100,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $772,656 at December 31, 2017. The Company's ratio of aggregate indebtedness to net capital was 339% to 1.

3. RELATED PARTY TRANSACTIONS

The Company currently has a promissory note receivable from a stockholder of the Company in the amount of $300,000 at December 31, 2017. The note bears interest of 5.5% annum and is due on January 10th, 2018. The note was repaid subsequent to year end. Commissions are accrued on settled trades and paid out the following month. As of December 31, 2017, commissions accrued related to a stockholder were $731,889.

4. COMMITMENTS AND CONTINGENCIES

The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operation or financial position.

5. NOTES PAYABLE

During December 2017, the Company executed an agreement with Hanover Securities LLC, whereby it was funded $750,000. Hanover Securities LLC obtained the funding from a bank. The Company paid this amount off during December 2017. The interest expense associated with this debt while outstanding was $8,752.

SUPPLEMENTARY INFORMATION

SCHEDULE I
STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE
COMMISSION
DECEMBER 31, 2017

NET CAPITAL	
Total stockholders' equity	$ 541,119
Less deductions and/or charges	313,223
NET CAPITAL	$ 227,896
TOTAL AGGREGATE INDEBTEDNESS	$ 772,656
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 100,000
Excess net capital	$ 127,896
Ratio: aggregate indebtedness to net capital	339%

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2017, as filed on January 25, 2018.

See accompanying report of independent registered public accounting firm.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Stonewall Investments, Inc. dba Hanover Securities

We have reviewed management's statements, included in the accompanying Stonewall Investments, Inc. dba Hanover Securities Exemption Report, in which (1) Stonewall Investments, Inc. dba Hanover Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonewall Investments, Inc. dba Hanover Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Stonewall Investments, Inc. dba Hanover Securities stated that Stonewall Investments, Inc. dba Hanover Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Stonewall Investments, Inc. dba Hanover Securities management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonewall Investments, Inc. dba Hanover Securities compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
February 26, 2018

HANOVER SECURITIES

The Exemption Report

The following statements are made to the best knowledge and belief of Joel L Banes as President/CEO for Stonewall Investments, Inc. dba Hanover Securities:

I, Joel L Banes, as the President/CEO for Stonewall Investments, Inc. dba Hanover Securities, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R, § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2017 without exception.

Joel L Banes

2/28/2018
Date

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
Related to the Securities Investor Protection Corporation
Assessment Reconciliation

To the Board of Directors and Stockholder
Stonewall Investments, Inc.
6410 Poplar Avenue Suite 320
Memphis, TN 38119

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Stonewall Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stonewall Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stonewall Investments, Inc.'s management is responsible for the Stonewall Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*We agreed the December 31, 2017 Form SIPC-7 remitted payment of $2,601 to check #1078 and traced this payment as recorded to the Gen'l, Admin, Reg, and Misc: 17. H. Regulatory account #514 in the general ledger system of Stonewall Investments, Inc. on February 12, 2018. We also agreed the Form SIPC-6 remitted payment of $1,099 to check #1054 and traced this payment as recorded to Gen'l, Admin, Reg, and Misc: 17. H. Regulatory account #514 in the general ledger system of Stonewall Investments, Inc. on July 27, 2017*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2017 through March 31, 2017; April 1, 2017 through June 30, 2017; July 1, 2017 through September 30, 2017, and the amounts that are presented on a monthly basis in the Form X-17A-5 for the periods October 1, 2017 through October 31, 2017, November 1, 2017 through November 30, 2017 and December 1, 2017 through December 31, 2017), as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

February 26, 2018